FORM 6-K

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer
June 16, 2005

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

Commission file number:  333-14278

WIMM-BILL-DANN FOODS OJSC

(Exact name of Registrant as specified in its charter)

Russian Federation

(Jurisdiction of incorporation or organization)

16, Yauzsky Boulevard

Moscow 109028

Russian Federation

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F   ☒   Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐  No  ☒

WIMM-BILL-DANN FOODS OJSC ANNOUNCES

FIRST QUARTER 2005 FINANCIAL RESULTS

Moscow, Russia – June 16, 2005 – Wimm-Bill-Dann Foods OJSC [NYSE: WBD] today announced its financial results for the three months ended March 31, 2005.

During the first three months of 2005, Wimm-Bill-Dann’s sales rose by 17.0% to US$325.7 million, compared to US$278.3 million in the first quarter of 2004. Gross profit increased by 15.7% compared to the same period last year, while gross margins declined to 25.7% in the first three months of 2005 from 26.0% in the same period of 2004. Operating income increased by 26.3% year-on-year from US$7.6 million to US$9.6 million. Adjusted EBITDA* increased by 17.2% year-on-year from US$18.6 million to US$21.8 million. Adjusted EBITDA* margin remained flat at 6.7%. Net income decreased to US$2.9 million in the first quarter of 2005 from US$5.3 million in the first quarter of 2004.

Commenting on today’s announcement Sergei Plastinin, Chief Executive Officer of Wimm-Bill-Dann Foods OJSC, said: “Traditionally, the first quarter is the most challenging one throughout the year. Despite this, our sales continued to demonstrate stable growth: our dairy sales were up 18.4% largely due to regional expansion, the launch of new innovative products and the strengthening of the already existing product range. Following the success of Imunele, our immune system booster, we launched Imunele Forte, a new product enriched with probiotics and vitamins. We also initiated an awareness campaign to focus people’s minds on healthier lifestyles. During the first quarter we almost doubled the output of Lamber cheese, following increasing consumer demand for this product. Our operating income grew 26.3%, while our net income decreased mainly as a result of substantial decline in foreign currency translation gain as compared to the first quarter of 2004 due to the change in the exchange rate dynamics.”

Key Operating and Financial Indicators of 3m 2005

	Q1 2005	Q1 2004	Change
	US$‘mln	US$‘mln
Sales	325.7	278.3	17.0%
Dairy	232.0	195.9	18.4%
Baby Food	20.8	14.7	41.5%
Beverages	72.9	67.7	7.7%
Gross Profit	83.8	72.4	15.7%
Selling and distribution expenses	(44.7)	(40.9)	9.3%
General and administrative expenses	(27.0)	(21.6)	25.0%
Operating income	9.6	7.6	26.3%
Financial income and expenses, net	(3.9)	1.8	—
Net income	2.9	5.3	(45.3)%

Adjusted EBITDA*	21.8	18.6	17.2%

CAPEX including acquisitions	20.3	10.8	88.0%

* Note: See Attachment A for definitions of Adjusted EBITDA and Adjusted EBITDA margin and reconciliations to net income.

Wimm-Bill-Dann’s sales reached US$325.7 million in the first three months 2005 compared to US$278.3 million in the same period 2004.

Baby Food as a separate business unit came into effect as of January 1, 2005. Prior to 2005, Baby Food was part of the Dairy Segment. Juice and Water segments were merged into a singe Beverages Segment as of March 1, 2005.

Sales in the Dairy Segment increased by 18.4% from US$195.9 million in the first three months of 2004 to US$232.0 million in the first three months of 2005, while the average selling price rose by 15.5% from US$0.71 per 1 kg in the first three months of 2004 to US$0.82 per 1 kg in the same period of 2005. This increase was primarily driven by ruble price increases. Gross margins in the Dairy Segment declined from 22.8% in the first three months of 2004 to 22% in the same period of 2005. This change was primarily driven by the increase in raw materials costs mostly due to the 14.1% year-on-year increase in the weighted average US dollar price of raw milk and higher packaging and personnel costs.

Sales in the Baby Food Segment increased by 41.5% from US$14.7 million in the first three months of 2004 to US$20.8 million in the first three months of 2005, while the average selling price rose by 19.7% from US$1.22 per 1 kg in the first three months of 2004 to US$1.46 per 1 kg in the same period of 2005. This increase was primarily driven by ruble average price growth. Gross margins in the Baby Food Segment rose from 32.7% in the first three months of 2004 to 35.1% in the same period of 2005.

Sales in the Beverages Segment (combined Juice and Water Segments) increased by 7.7% from US$67.7 million in the first three months of 2004 to US$72.9 million in the same period of 2005, while the average selling price increased by 7.8% from US$0.64 per liter in the first three months of 2004 to US$0.69 per liter in the same period of 2005 primarily due to ruble price increases. Gross margin in the Beverages Segment increased to 35.2% in the first quarter 2005 from 34.0% in the same period last year.

Selling and distribution expenses decreased as a percentage of sales from 14.7% during the first three months of 2004 to 13.7% in the same period of 2005. Advertising and marketing expenses decreased as a percentage of sales from 4.5% in the first quarter of 2004 to 3.9% in the first quarter of 2005.

General and administrative expenses increased as a percentage of sales from 7.8% during the first three months of 2004 to 8.3% in the same period of 2005. This increase was primarily caused by rising personnel expenses mostly due to additional personnel in the Baby Food Segment and in the Dairy Segment in key regions, as well as the recruitment of additional managers at the holding company level in 2004.

Financial expenses in the first three months of 2005 totaled US$3.9 million compared to US$1.8 million financial income in the same period of 2004. Foreign currency translation gain decreased from US$7.5 million to US$1.7 million in the first three months of 2005. Interest expenses stayed almost flat at US$5.5 million.

Attachment A

*Reconciliation of Adjusted EBITDA and Adjusted EBITDA margin to US GAAP Net Income

Adjusted EBITDA is a non-U.S. GAAP financial measure. The following table presents reconciliation of Adjusted EBITDA to net income (and Adjusted EBITDA margin to net income as a percentage of sales), the most directly comparable U.S. GAAP financial measure.

	3 months ended March 31, 2005		3 months ended March 31, 2004
	US$‘mln	% of sales	US$‘mln	% of sales

Net income	2.9	0.9%	5.3	1.9%

Add: Depreciation and amortization	12.2	3.7%	11.0	4.0%

Add: Income tax expense	2.0	0.6%	3.0	1.1%

Add: Interest expense	5.5	1.7%	5.5	2.0%

Less: Interest income	(0.3)	0.1%	(0.2)	0.1%

Less: Currency remeasurement gains, net	(1.7)	0.5%	(7.5)	2.7%

Add: Bank charges	0.5	0.2%	0.4	0.1%

Add: Minority interest	0.7	0.2%	1.1	0.4%

Adjusted EBITDA	21.8	6.7%	18.6	6.7%

Adjusted EBITDA represents net income before interest, income taxes and depreciation and amortization, adjusted for interest income, currency remeasurement gains, bank charges and other financial expenses and minority interest. Adjusted EBITDA margin is Adjusted EBITDA expressed as a percentage of sales.

We present Adjusted EBITDA because we consider it an important supplemental measure of our operating performance.  In particular, we believe Adjusted EBITDA provides useful information to securities analysts, investors and other interested parties because it is used in the “debt to EBITDA” debt incurrence financial measurement in certain of our financing arrangements.

Adjusted EBITDA has limitations as an analytical tool, and you should not consider it in isolation, or as substitute for analysis of our operating results as reported under U.S. GAAP.  Since we adjust EBITDA for recurring items in order to calculate Adjusted EBITDA, we particularly caution users that Adjusted EBITDA is not an alternative to net income, operating income or any other GAAP measure, nor to EBITDA.  Moreover, other companies in our industry may calculate Adjusted EBITDA differently or may use it for different purposes than we do, limiting its usefulness as a comparative measure.

Adjusted EBITDA also should not be considered as an alternative to cash flow from operating activities or as a measure of our liquidity.  In particular, Adjusted EBITDA should not be considered as a measure of discretionary cash available to us to invest in the growth of our business.

WIMM-BILL-DANN FOODS

Consolidated Statements of Operations (unaudited)

(Amounts in thousands of U.S. dollars, except share and per share data)

	Three months ended March 31,
	2005	2004

Sales	$325,724	$278,271

Cost of sales	(241,886)	(205,827)

Gross profit	83,838	72,444

Selling and distribution expenses	(44,682)	(40,927)
General and administrative expenses	(26,991)	(21,622)
Other operating expenses	(2,554)	(2,259)

Operating income	9,611	7,636

Financial income and expenses, net	(3,937)	1,797

Income before provision for income taxes and minority interest	5,674	9,433

Provision for income taxes	(2,043)	(2,999)

Minority interest	(702)	(1,143)

Net income	$2,929	$5,291

Other comprehensive income, net of tax
Currency translation adjustment	(1,078)	11,139

Comprehensive income	$1,851	$16,430

Net income per share - basic and diluted:	$0.07	$0.12

Weighted average number of shares outstanding	44,000,000	44,000,000

WIMM-BILL-DANN FOODS

Consolidated Balance Sheets

(Amounts in thousands of U.S. dollars)

	March 31, 2005	December 31, 2004
	(unaudited)	(audited)
ASSETS
Current assets:
Cash and cash equivalents	$38,442	$23,791
Trade receivables, net	58,568	62,210
Inventory, net	95,606	102,039
Taxes receivable	82,867	85,578
Advances paid	21,039	19,494
Net investment in direct financing leases	2,368	2,109
Deferred tax asset	9,366	6,265
Other current assets	10,234	7,145
Total current assets	318,490	308,631

Non-current assets:
Property, plant and equipment, net	444,401	440,096
Intangible assets	2,201	2,251
Goodwill	26,575	26,291
Net investment in direct financing leases – long-term portion	3,905	3,895
Long-term investments	2,307	2,417
Deferred tax asset – long-term portion	8,081	7,001
Other non-current assets	6,368	5,506
Total non-current assets	493,838	487,457

Total assets	$812,328	$796,088
LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Trade accounts payable	$67,607	$62,400
Advances received	3,239	3,492
Short-term loans	17,313	17,554
Long-term loans – current portion	6,760	936
Taxes payable	13,824	13,281
Accrued liabilities	20,303	14,691
Government grants – current portion	2,322	2,329
Other payables	36,632	29,615
Total current liabilities	168,000	144,298

Long-term liabilities:
Long-term loans	771	7,120
Long-term notes payable	201,653	201,709
Other long-term payables	35,509	39,294
Government grants – long-term portion	4,561	5,156
Deferred taxes – long-term portion	11,783	10,268

Total long-term liabilities	254,277	263,547
Total liabilities	422,277	407,845

Minority interest	17,284	17,327
Shareholders’ equity:
Common stock: 44,000,000 shares authorized, issued and outstanding with a par value of 20 Rubles at March 31, 2005 and December 31, 2004	29,908	29,908
Share premium account	164,132	164,132
Accumulated other comprehensive income:
Currency translation adjustment	42,827	43,905
Retained earnings	135,900	132,971
Total shareholders’ equity	$372,767	$370,916
Total liabilities and shareholders’ equity	$812,328	$796,088

WIMM-BILL-DANN FOODS

Consolidated Statements of Cash Flows  (unaudited)

(Amounts in thousands of U.S. dollars)

	Three months ended March 31,
	2005	2004
Cash flows from operating activities:

Net income	$2,929	$5,291
Adjustments to reconcile net income to net cash provided by operating activities:
Minority interest	702	1,143
Depreciation and amortisation	12,210	10,957
Currency remeasurement gain relating to bonds payable and long-term payables	(444)	(8,062)
Obsolescence and net realizable value expense	588	—
Provision for doubtful accounts	475	2,721
Loss on disposal of property, plant and equipment	156	775
Earned income on net investment in direct financing leases	(95)	(107)
Deferred tax benefit	(2,617)	(1,776)
Non-cash rental received	613	521
Write off of long-term investments	882	—
Write off of trade receivables	414	830
Amortisation of bonds issue expenses	265	258
Other	—	(16)
Changes in operating assets and liabilities:
Decrease in inventories	5,560	8,381
Decrease (increase) in trade accounts receivable	2,579	(1,318)
Increase in advances paid	(1,598)	(3,480)
Decrease in taxes receivable	1,548	10,409
Increase in other current assets	(3,107)	(616)
Increase in trade accounts payable	5,378	1,367
Decrease in advances received	(243)	(459)
Increase (decrease) in taxes payable	1,505	(6,016)
Increase in accrued liabilities	5,641	5,223
Increase in other current payables	3,874	2,870
Increase (decrease) in other long-term payables	310	(7)
Total cash provided by operating activities	37,525	28,889
Cash flows from investing activities:
Cash paid for acquisition of subsidiaries, net of cash acquired	(2,679)	—
Cash paid for property, plant and equipment	(15,719)	(15,095)
Cash paid for acquisition of investments	(461)	(341)
Proceeds from disposal of property, plant and equipment	990	337
Cash paid for net investments in direct financing leases	(796)	—
Cash (paid) received for other long-term assets	(116)	94
Total cash used in investing activities	(18,781)	(15,005)
Cash flows from financing activities:
Short-term loans and notes, net	(193)	3,196
Repayment of long-term loans	(222)	(516)
Repayment of long-term payables	(3,425)	(4,502)
Total cash used in financing activities	(3,840)	(1,822)
Total cash provided by operating, investing and financing activities	14,904	12,062
Impact of exchange rate differences on cash and cash equivalents	(253)	1,428
Net increase in cash and cash equivalents	14,651	13,490
Cash and cash equivalents, at beginning of period	23,791	40,264
Cash and cash equivalents, at the end of period	$38,442	$53,754

- Ends -

For further enquiries contact:

Marina Kagan Wimm-Bill-Dann Foods OJSC Yauzsky Boulevard, 16, Moscow 109028 Russia Phone: +7 095 733 9726/9727 Mobile: + 7 095 762 2387 Fax: +7 095 733 9725 e-mail: kagan@wbd.ru

Some of the information contained in this press release may contain projections or other forward-looking statements regarding future events or the future financial performance of Wimm-Bill-Dann Foods OJSC, as defined in the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995.  We wish to caution you that these statements are only predictions and that actual events or results may differ materially.  We do not intend to update these statements to conform them to actual results.  We refer you to the documents Wimm-Bill-Dann Foods OJSC files from time to time with the U.S. Securities and Exchange Commission, specifically, the Company’s most recent Form 20-F.  These documents contain and identify important factors, including those contained in the section captioned “Risk Factors” in our Form 20-F, that could cause the actual results to differ materially from those contained in our projections or forward-looking statements, including, among others, potential fluctuations in quarterly results, and risks associated with our competitive environment, acquisition strategy, ability to develop new products or maintain market share, brand and company image, operating in Russia, volatility of stock price, financial risk management, and future growth.

NOTES TO EDITORS

Wimm-Bill-Dann Foods OJSC is a leading manufacturer of dairy and juice products in Russia. The company was founded in 1992.

The Company currently owns 25 manufacturing facilities in 21 locations in Russia and the Commonwealth of Independent States (CIS), as well as trade affiliates in 26 cities in Russia and the CIS.

Wimm-Bill-Dann has a diversified branded portfolio with over 1,100 types of dairy products and over 150 types of juice, nectars and still drinks. The company currently employs over 17,000 people.

Wimm-Bill-Dann was awarded Grand Prix for Best Overall Investor Relations in 2004 – Small & Mid cap companies and Best Investor Relations Officer in 2004– Small & Mid cap companies at the Second Annual IR Magazine Russia Awards held in December 2004 and organized by IR Magazine and the Association of Investor Relations Professionals. Wimm-Bill-Dann previously received the Grand Prix for Best Overall Investor Relations in 2003– Small & Mid cap - at the first annual IR Russia Awards Ceremony held in Moscow last year.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

WIMM-BILL-DANN FOODS OJSC

		By:	/s/ Dmitry A. Anisimov
		Name:	Dmitry A. Anisimov
		Title:	Chief Financial Officer
Wimm-Bill-Dann Foods OJSC

Date:	June 16, 2005